Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

Energy Fuels Issues Annual Letter to Shareholders

Lakewood, Colorado – March 30, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”), one of the leading uranium producers in the United States, is pleased to present its Annual Letter to Shareholders from President and CEO, Stephen P. Antony:

Dear Fellow Shareholder:

I write to you today on behalf of myself and the Board of Directors of Energy Fuels. I first wish to thank you for your continued support of Energy Fuels’ vision of becoming the leading uranium producer in the U.S. Since our inception in 2006, our vision has been to become “America’s Uranium Miner” – to grow into the largest, most reliable, most competitive – and ultimately most profitable – supplier of uranium in the U.S. And, I am excited to say that we are on our way to achieving this vision. In 2014, we successfully executed our business plan, strengthened our balance sheet, increased our gross profitability, and exceeded the annual production and operations guidance from our previous annual financial statements.

Despite general weakness in the energy sector, the recent strength of uranium might be the best kept secret in energy and commodities markets. Indeed, we may be in the early stages of a recovery. Though we continue to manage our business conservatively, we are increasingly optimistic about uranium markets. This belief is demonstrated by our growth through M&A and by maintaining – and increasing – our ability to scale-up production as prices continue to increase.

Energy Fuels began 2015 by announcing we had entered into an agreement to acquire America’s newest uranium producer, Uranerz Energy Corporation (“Uranerz”). We believe this will be yet another transformational acquisition for Energy Fuels, as we continue to emerge as the leading uranium mining company focused on the U.S.

At a time when uncertainty in the energy market remains widespread, it is our belief that rising global demand for emission-free and carbon-free sources of energy – including nuclear energy – will continue to stand-out within the energy sector. This is why the Board and I remain committed to building long-term value in the U.S. uranium space through prudent existing production, maintaining and growing our production scalability, and continuing to consolidate the U.S. uranium space.

Energy Fuels is a major producer of uranium in the U.S. For the past 5 years, our White Mesa Mill has supplied an average of 1 million pounds of uranium to World nuclear markets every year. We are producing from one mine in Arizona, and preparing to resume development at another. Uranerz is currently ramping up uranium production at their Nichols Ranch Processing Facility in Wyoming, and their existing long-term sales contracts should fit well within Energy Fuels’ existing portfolio of contracts. And, I should point out that both Energy Fuels’ and Uranerz’ contracts boast premium-pricing that is significantly above today’s spot price.

We believe having the ability to significantly scale-up production from a growing, diverse mining portfolio in a rising price environment will allow Energy Fuels to more swiftly capitalize on further upside in uranium prices. We anticipate these rising prices will be fueled by a growing imbalance in global uranium supply and demand, highlighted by the 70 reactors under construction around the World, along with the hundreds more planned, proposed, or on order.

The global appeal for nuclear power continues to spread with advances in technological innovation and growing concerns regarding global climate change. Leaders around the World continue to publicly express the need to improve air quality and lower carbon footprints. This bodes well for producing uranium miners like Energy Fuels.

The U.S. is the largest producer of nuclear power on the planet, and should remain so for many years to come. China is the largest consumer of energy on the planet and is pursuing an aggressive nuclear program with 27 reactors under construction and new units being approved. Indeed, China’s nuclear energy program may be much larger than many people think. In addition, the door is open for Japan to finally restart a large portion of their nuclear capacity.

Growing geopolitical uncertainty in Eastern Europe and Africa is further highlighting the critical need for stable, reliable uranium sources. Energy Fuels has the capability to provide this uranium supply, because we operate in the U.S., a geopolitically friendly environment. Indeed, a whole host of factors point to increasing future uranium prices, and we believe Energy Fuels is well-positioned to benefit.

We are enthusiastic about the closing of the Uranerz transaction, and we look forward to sharing updates of our progress in the months ahead. 2015 is already shaping up to be an exciting time in the history of Energy Fuels. We are also committed to remaining a responsible, growth-oriented and entrepreneurial uranium mining company, as we believe this will ultimately create value for our shareholders.

We value your belief in our vision, and thank you for your continued support of Energy Fuels. If you have any questions or concerns, please feel free to contact our offices via phone at (888) 864-2125 or via email at investorinfo@energyfuels.com.

Respectfully,

Stephen P. Antony
President and CEO of Energy Fuels Inc.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8.  Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. Energy Fuels’ common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”. For more information, please visit Energy Fuels’ website, www.energyfuels.com.

Important Information for Investors and Stockholders of Uranerz Energy Corp. and Energy Fuels Inc.: On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corp. (“Uranerz”). This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its annual report on Form 10-K for the year-ended December 31, 2014, which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of Energy Fuels can be found in its annual information form dated March 18, 2015, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements: This press release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but are not limited to, statements with respect to the future financial or operating performance of Energy Fuels and its projects, the acquisition of Uranerz, and Energy Fuels’ future uranium price expectation and market outlook. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “might” or “will be taken”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Energy Fuels to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release, and Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Investor Relations Inquiries:

Curtis Moore, VP - Marketing & Corporate Development
(303) 974-2140 or (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com